SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V. [1]
(Name of Subject Company)

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GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(Name of Person(s) Filing Statement)

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Series B Shares of Common Stock (“Series B Shares”) and American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

4005102 [2]

(CUSIP Number of Class of Securities)

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Ruffo Pérez Pliego del Castillo
Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

+ 52 81 8625 4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225 2758

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the ADSs representing Series B Shares.

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (“OMA”), filed with the Securities and Exchange Commission on June 8, 2021 (together with the exhibits thereto, as amended by Amendment No. 1 filed with the SEC on June 11, 2021, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) to purchase up to 97,527,888 of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) held by U.S. Persons (as defined below) and (2) Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”), of OMA in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (together, the “Offer Price”), in each case without interest thereon, net of (i) the stock exchange and settlement fee described herein, (ii) any applicable brokerage fees or commissions, (iii) any applicable currency conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, (iv) any applicable Distributions (as defined in the Schedule TO) and (v) applicable withholding taxes upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  The Solicitation/Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of Item 4:

Changes to the Terms of the Offers

Pursuant to a public announcement by the Offerors on June 16, 2021, the Offerors expect to be unable to consummate a financing transaction yielding net proceeds sufficient to fund the aggregate cash consideration to be paid in the U.S. Offer and therefore the Offerors expect that the financing condition relating to the U.S. Offer will not be satisfied on or prior to 8:00 a.m., New York City time on June 22, 2021, the original expiration date of the U.S. Offer (the “Original Expiration Date”).

As a result, the Offerors have decided to effect certain changes to the terms of the Offers as follows:

●	reduce the aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that the Offerors are offering to purchase in the Offers from 97,527,888 outstanding Series B Shares to 60,155,201 Series B Shares. If the Offers are fully subscribed, the Offerors will beneficially own approximately 30.1% of OMA’s outstanding capital stock upon completion of the Offers;

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●	waive any financing condition that must be satisfied on or prior to the expiration of the Offers. The Offerors expect to fund the aggregate cash consideration to be paid in the Offers with cash on hand and the proceeds of intercompany loans from related parties of the Offerors.;

●	waive the minimum tender condition described in the Schedule TO consisting of there being validly tendered in the Offers and not validly withdrawn prior to the expiration of the Offers at least 19,505,578 Series B Shares, including Series B Shares represented by ADSs; and

●	as a result of the changes described above, the Offerors will:

o	extend the Original Expiration Date of the Offers to June 30, 2021, at 8:00 a.m., New York City time (the “New Expiration Date”), in order to extend the Offer by a period of 6 (six) additional business days from the Original Expiration Date and until the New Expiration Date, as well as to allow for the adequate dissemination of this announcement to holders of Securities and investor response; and

o	extend the period for shareholders to exercise their right to decline their acceptance until the New Expiration Date. Securities that have been previously offered and that will be offered before the New Expiration Date may be withdrawn at any time on or prior to the New Expiration Date.

Given that neither (x) the Offer Price nor (y) any factor considered and relied upon by the Board of Directors in reaching its conclusion that the consideration that unaffiliated holders of Series B Shares and ADSs will receive in the Offers is fair has changed, the Board of Directors, pursuant to Mexican law, is not required to reconvene or reconsider its position with respect to the amended terms of the Offers and has not done so.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ Ruffo Pérez Pliego del Castillo
Name:	Ruffo Pérez Pliego del Castillo
Title:	Chief Financial Officer

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